SECURITIES AND EXCHANGE COMMISSION
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FEB 2 8 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52428

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASANTE PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 THIRD AVENUE, 15TH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES McLAREN 212-521-1460
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOSEPH G. BOYCE, CPA P.C.
(Name – *if individual, state last, first, middle name*)

462 OCEANFRONT	LONG BEACH	NEW YORK	11561
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES McLAREN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASANTE PARTNERS LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Notary Public


PATRICIA CASEY
Notary Public - State of New York
NO. 01CA6020629
Qualified in Nassau County
My Commission Expires 3/1/11

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of ~~Income (Loss)~~ Operations
- [x] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASANTÉ PARTNERS LLC

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2006


SEC MAIL
PROCESSING
RECEIVED
FEB 2 8 2007
WASH, D.C.
185

JOSEPH G. BOYCE, CPA P.C.

ASANTÉ PARTNERS LLC
FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT
DECEMBER 31, 2006

CONTENTS

JOSEPH G. BOYCE, CPA P.C.
CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report

To the Members of
Asanté Partners LLC

I have audited the accompanying statement of financial condition of Asanté Partners LLC as of December 31, 2006, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asanté Partners LLC as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basis financial statements taken as a whole.

Joseph G. Boyce, CPA P.C.

Long Beach, New York
February 15, 2007

462 Oceanfront · Long Beach, New York 11561 · 516-897-1992 · 516-706-0978 fax · JGBoyceCPA@Hotmail.com

ASANTÉ PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

Assets	
Cash and cash equivalents	$ 937,110
Securities owned:	
Marketable, at market value	163,231
Not readily marketable, at estimated fair value	12,985
Accounts receivable	16,833
Property and equipment - at cost, less accumulated depreciation and amortization of $280,575	122,695
Security deposit	39,285
Prepaid expenses and other assets	9,308
Total assets	$ 1,301,447
Liabilities	
Accounts payable and accrued expenses	$ 6,000
Deferred income taxes payable	735
Profit sharing payable	37,876
Total liabilities	44,611
Commitments	
Members' equity	1,256,836
Total liabilities and members' equity	$ 1,301,447

See accompanying notes and auditor's report

ASANTÉ PARTNERS LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenue	
Advisory fees	$ 1,752,068
Rental income	26,500
Interest and dividends	18,770
Realized gain on sale of marketable security	10,639
Net change in unrealized gains on securities owned	151,828
Total revenue	1,959,805
Expenses	
Employee compensation and benefits	297,305
Rent and occupancy	223,549
Travel and entertainment	77,346
Professional fees	47,764
Consulting fees	283,304
Depreciation	37,040
Other general and administrative	115,386
Total expenses	1,081,694
Income before provision for income taxes	878,111
Provision for income taxes	19,116
Net income	$ 858,995

See accompanying notes and auditors' report

ASANTÉ PARTNERS LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

Balance - January 1, 2006	$ 1,042,134
Net income	858,995
Distributions to members	(644,293)
Balance - December 31, 2006	$ 1,256,836

See accompanying notes and auditors' report

ASANTÉ PARTNERS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:	
Net income	$ 858,995
Adjustments to reconcile net income to net cash flows provided by operating activities:	
Depreciation	37,040
Realized gain on marketable securities	(10,639)
Net change in unrealized gains on securities owned	(151,828)
Deferred income tax expense	(9,736)
(Increase) decrease in:	
Accounts receivable, net	441,374
Prepaid expenses and other assets	11,590
Security deposit	(149)
Increase (decrease) in:	
Profit sharing payable	37,876
Accounts payable and accrued expenses	(42,645)
Net cash flows provided by operating activities	1,171,878
Cash flows from investing activities:	
Proceeds from the sale of marketable securities	35,639
Purchase of investments	(42,008)
Acquisition of property and equipment	(2,085)
Net cash used in investing activities	(8,454)
Cash flows from financing activities:	
Distributions to members	(644,293)
Net cash used in financing activities	(644,293)
Net increase in cash and cash equivalents	519,131
Cash and cash equivalents - beginning of year	417,979
Cash and cash equivalents - end of year	$ 937,110
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ -
Income tax	$ 25,800

See accompanying notes and auditors' report

JOSEPH G. BOYCE, CPA P.C.

Note 1: Organization and Principal Business Activity

Asanté Partners LLC (the "Company") was formed as a limited liability company in the state of Delaware on January 27, 2000. The Company commenced operations on April 3, 2000. The Company maintains offices in New York City and Menlo Park, California and provides advisory services to clients principally throughout the United States.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company provides investment banking and financial advisory services to clients primarily in the healthcare industry. The Company does not carry customer accounts and accordingly is exempt from SEC rule 15c3-3.

Note 2: Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Securities Transactions

Proprietary securities transactions, including gains and losses, are recorded on a trade date basis. Unrealized holding gains and losses from proprietary securities are included in income. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Accounts Receivable

The Company's accounts receivable are recorded at amounts billed to clients, and presented on the balance sheet, if applicable, net of allowance for doubtful accounts. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of its clients. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to pay the amounts owed to the Company.

Property and Equipment

Furniture, equipment and leasehold improvements are carried at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of three to ten years. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of the useful life or the term of the lease.

Note 2: Summary of Significant Accounting Policies (continued)

Advisory Fees

The Company earns advisory fees for assisting clients in investment banking activities. These fees may include strategic evaluations, business advisory services and transaction fees. For revenue recognition purposes, the Company considers each of these services to be separate units of accounting. The contract specifies the fee arrangement for each unit of accounting, which is recognized as services are rendered, or on successful completion of a particular transaction. In some instances, the Company receives equity securities of a client as partial or full consideration for services rendered.

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from management's estimates.

Note 3: Concentration of Credit Risk

The Company maintains cash and cash equivalents with financial institutions, some of which may or may not be insured under the Federal Deposit Insurance Corporation ("FDIC") limits. This exposes the Company to a concentration of credit risk. At December 31, 2006, the Company had cash in excess of federally insured limits of $751,424.

The Company engages in various trading activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

ASANTÉ PARTNERS LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 4: Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market or fair values and are comprised of the following:

Warrants to purchase shares of common stock	$163,231
Common shares of private company	12,985
	$176,216

Note 5: Property and Equipment

Property and equipment is recorded at cost and is comprised as follows:

Equipment	$ 27,418
Computers and software	78,187
Furniture and fixtures	199,521
Leasehold improvements	74,544
Artwork	23,600
	403,270
Accumulated depreciation and amortization	280,575
Property and equipment – net	$122,695

Note 6: Benefit Plan

The Company has a qualified 401(k) profit sharing plan which covers substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the plan, up to the maximum permitted under Section 401(k) of the Internal Revenue Code. At the Company's discretion, it can match a portion of the participants' contributions as well as make discretionary contributions. No matching contributions were made in 2006. The Company's discretionary contributions to the plan for the year ended December 31, 2006 will be $37,876.

Note 7: Income Taxes

The Company is subject to California's limited liability company fee and annual tax as well as a New York City unincorporated business tax. The Company is on the accrual basis of accounting for financial statement purposes but on the cash basis for tax purposes. Accordingly, deferred taxes are provided for state and local temporary differences.

The income tax provision (benefit) for the year ending December 31, 2006 is as follows:

State and local	
Current	$ 28,852
Deferred	(9,736)
	$19,116

The Company's effective tax rate is higher then would be expected if statutory rates were applied primarily due to the Company filing on a cash basis for tax return purposes and New York City's alternative tax.

Note 8: Lease Commitments

The Company leases its New York office facilities under an operating lease agreement that expires in 2008. The lease provides that the Company pays certain occupancy expenses to the landlord as well as their proportionate share of any increase in real estate taxes. Additionally, the Company has a month-to-month lease with a related party for offices in California. Rent and occupancy expense for the year ended December 31, 2006 was $223,549, which includes $96,000 paid to the related party.

Effective June 27, 2006, the Company entered into a sublease agreement for a portion of its office facility in New York with a month-to-month term for $5,000 per month plus allocated administrative expenses and long distance phone expenses, as defined.

Additionally, the Company leases telephone equipment under an agreement that expires in 2008. The lease requires the Company to pay for any repairs, maintenance and insurance costs.

The future minimum lease payments required under the above-mentioned leases, exclusive of taxes and other charges, for the years ended December 31, are as follows:

2007	$ 130,212
2008	54,711
	$ 184,923

Note 9: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $1,019,136, which was $1,014,136 in excess of its required net capital of $5,000. The Company's net capital ratio was 4.3 to 1.

Note 10: Subsequent Events

On January 16, 2007, the Company distributed $460,952 to the managing member. Accordingly, notice to the SEC and NASD was filed pursuant to SEC Rule 15c-3-1(e).

On January 19, 2007, the Company exercised its warrants to purchase shares of common stock as mentioned in Note 4. Value of common shares, to be received, at the date of exercise was $190,726.

ASANTÉ PARTNERS LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS
AND DEALERS UNDER SEC RULE 15c3-1
DECEMBER 31, 2006

Total members' capital		$ 1,256,836
Other allowable credits - deferred income taxes payable		735
		1,257,571
Non-allowable assets, deductions and charges:		
Accounts receivable	$ 16,833	
Property and equipment, net	122,695	
Security deposit	39,285	
Prepaid expenses and other assets	9,308	
Total non-allowable assets, deductions and charges		188,121
Net capital before haircuts		1,069,450
Haircuts on securites		41,109
Undue concentration		9,205
Net capital		1,019,136
Computation of basic net capital requirements		
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)		5,000
Excess net capital		$ 1,014,136

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness in the statement of financial condition:	
Accounts payable and accrued expenses	$ 6,000
Profit sharing payable	37,876
Total aggregate indebtedness	$ 43,876
Ratio of aggregate indebtedness to net capital	4.31 to 1

See accompanying notes and auditors' report

ASANTÉ PARTNERS LLC
SCHEDULE OF RECONCILIATION OF NET CAPITAL
PER FOCUS REPORT WITH AUDIT REPORT
DECEMBER 31, 2006

Net Capital, as reported in Company's Part IIA unaudited Focus Report	$ 1,018,401
Deferred income taxes payable - allowable credit	735
Net capital, per report pursuant to Rule 17a - 5(d)	$ 1,019,136

See accompanying notes and auditors' report

JOSEPH G. BOYCE, CPA P.C.
CERTIFIED PUBLIC ACCOUNTANT

To the Members of
Asanté Partners LLC

In planning and performing my audit of the financial statements of Asanté Partners LLC (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of internal control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

462 Oceanfront · Long Beach, New York 11561 · 516-897-1992 · 516-706-0978 fax · JGBoyceCPA@Hotmail.com

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. *A significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph G. Boyce, CPA P.C.

Long Beach, New York
February 15, 2007

END